January 28, 2020

Virgilio Deloy Capobianco Gibbon
Chief Executive Officer
Afya Limited
Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503
Vila da Serra, Nova Lima, Minas Gerais
Brazil

       Re: Afya Limited
           Draft Registration Statement on Form F-1
           Submitted January 22, 2020
           CIK No. 0001771007

Dear Mr. Gibbon:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:    Manuel Garciadiaz